Exhibit 10.1

EMPLOYMENT AGREEMENT
This Employment Agreement (this “Agreement”) is entered into as of May 30, 2011, by and between Nautilus Inc., a Washington corporation (the “Company” or “Employer”), and Bruce M. Cazenave (“Employee”). In consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Company and Employee hereby agree as follows:
1.    Employment. Employee is being hired as Chief Executive Officer, effective May 30, 2011 . Employee shall (a) devote his professional entire time, attention, and energies to his position, (b) use his best efforts to promote the interests of Employer; (c) perform faithfully and efficiently his responsibilities and duties, and (d) refrain from any endeavor outside of employment which interferes with his ability to perform his obligations hereunder provided that the Employee may manage personal investments, participate in industry, trade, professional, and academic activities, and, after the first anniversary of the effective date of this Agreement and with the prior approval of the Board of Directors, service on the board of directors or board committees of not more than two for-profit businesses that do not compete with the Company, provided that such activities do not materially interfere with the performance of his duties to the Company. Employee shall report to and be under the supervision and direction of the Board of Directors, and perform his job duties subject to their general supervision, orders, advice and direction. Employee shall perform the duties normally associated with the position and/or such duties as delegated and assigned by the Company that are consistent with his position as Chief Executive Officer, and shall have the responsibility and authority customary for a Chief Executive Officer of a business comparable to the Company in the United States.
Employee additionally agrees to abide by any pre-employment hiring procedures, general employment guidelines or policies adopted by Employer such as those detailed in an employer's handbook, as such guidelines or policies may be implemented and/or amended from time to time. Upon commencement of employment, Employee shall thereafter be nominated to serve on the Board of Directors. Both during the term of the Agreement and thereafter Employee will be entitled to be indemnified against any claims asserted against him that relate to his employment or service of the Board of Directors of the Company and all expenses of defending such claims, including reasonable attorneys fees, to the fullest extent permitted by law, to have the costs of defending against any such claims advanced to him as incurred with an obligation to repay such costs if it is subsequently determined by a final judgment that he was not entitled to indemnification, and to be covered by the Company's Director and Officer's insurance policy as it is in effect from time to time at the same level as the Company's current Directors and most senior officers.
2.    Salary. As compensation for services to be rendered hereunder, the Company shall pay Employee an initial annual salary in the gross amount of Three hundred seventy five thousand dollars ($375,000). Said salary will be paid in accordance with the Company's existing payroll policies, and shall be subject to normal and/or authorized deductions and withholdings. Employee will be subject to an annual performance review by the Board of Directors who, in their discretion, may increase but not decrease Employee's salary without Employee's consent.
3.    Bonus. Employee will be eligible to receive an annual bonus targeted at one hundred percent (100%) of Employee's base salary earned in the applicable year, with a potential for a bonus in excess of such target for superior performance. The amount of such bonus (if any) is determined based on the accomplishment of corporate and individual performance goals. For the 3rd and 4th Quarters of 2011 only, Employee's bonus eligibility will be based on Company performance objectives without regard to any individual personal goals. For the 2nd Quarter of 2011, Employee will be eligible for a pro-rated bonus based on Employee's length of employment and tied to the bonus performance achievement of the Senior

Vice President Consumer Business. During Employee's employment Employee's bonus target will not be less than that of the Senior Vice President Consumer Business or the position of President/Chief Operating Officer (if one is appointed.) Bonuses currently shall be paid quarterly, with each quarter's bonus being paid not later than the fifteenth day of the third month following the end of the quarter. Company reserves the right to modify the bonus plan for Employee and all other Executives in the future to include annual or semi-annual targets; however, Employee's bonus target will not be less than 100% of base salary.
4.    Restricted Share Units and Stock Options. Pursuant to the Company's current 2005 Long Term Incentive Plan (the “Plan”), on the date employment commences Employee will be granted a non-qualified stock option exercisable for 50,000 shares of the Company's common stock (“Options”) at a per share exercise price equal to the closing price of the Company's common stock on the last trading preceding the date employment commences. The Options will vest as to one-third of the total shares on each of the first, second and third anniversaries of Employee's employment, subject in each case to continued employment with the Company (except as otherwise provided in Sections 9 and 20). The terms of the option grant shall be governed by the Plan and subject to execution by Employee of the Company's standard form of Non-Qualified Stock Option Agreement (the “Option Agreement”). Employee acknowledges that any stock options granted do not, and will not, constitute wages or compensation. On the date employment commences, Employee will also be granted two restricted stock unit awards under the Plan. One award will cover shares with a fair market value of $750,000 based on the closing price of the Company's stock on the last trading day preceding Employee's first day of employment. Subject to continued employment on each vesting date, this award will vest over a 48 month period with 25% vesting on the first anniversary of employment and thereafter the remainder of the award vesting in monthly installments over the next 36 months (except as otherwise provided in Sections 9 and 20). The second restricted stock unit award will cover shares with a fair market value of $50,000 based on the closing price of the Company's stock on the last trading day preceding Employee's first day of employment. This award will vest on the first anniversary of Employee's employment, subject to continued employment with the Company (except as otherwise provided in Sections 9 and 20). The terms of both restricted stock unit awards shall be governed by the Plan and subject to execution by Employee of the Company's standard form of Restricted Stock Unit Agreement (the “Restricted Stock Unit Agreement”). In the event of any conflict between the terms of the standard form of Option Agreement and Restricted Stock Agreement and this Agreement, the terms of this Agreement shall control. Employee shall also be eligible, at the discretion of the Board, for additional equity and/or long term incentive grants in future years under the terms of the Plan, or any other equity or long-term incentive plan adopted by the Company, on the same eligibility terms as other senior executives of the Company.
5.    Relocation Assistance. Employee will be provided employee relocation benefits and assistance from Indiana to the Vancouver area, in accordance with the Company's standard relocation policy for its most senior officers. The benefits will include but not be limited to movement of household goods, including two automobiles, one family visit to the Vancouver area, and temporary living accommodations for up to 60 days. In addition, after 60 days and if Employee has not purchased a home, Employee will be provided a monthly amount of $2,500 for up to an additional six months for all temporary living expenses, which shall be grossed-up so that the net amount after all applicable federal and state income tax is equal to $2,500 per month. Following expiration of these benefits, the Company will consider an additional extension of temporary living expenses; in no event will relocation benefits extend for greater than 12 months after Employee begins employment.
a. In addition to the relocation benefits provided under the Company's relocation policy as described above, Employee will be provided the gross amount of $50,000 effective upon Employee's beginning employment, from which any required deductions will be made. In the event that Employee resigns other than for “Good Reason” or is terminated for “Cause”, as such terms are defined in Section 8, prior to Employee's one year anniversary of employment, Employee will be required to re-pay the $50,000 cash payment.
6.    Expenses. The Company will reimburse Employee for all necessary and reasonable travel, entertainment and other business expenses incurred by him in the performance of his duties hereunder, upon receipt of signed itemized lists of such expenditures with appropriate back-up documentation, and/or in accordance with such other reasonable procedures as the Company may adopt generally from time to time. Employee will also receive $1,000 per month to be used in connection with travel expenses for Employee and/or his family between Portland and Indiana, which shall be grossed-up so that the net amount after all applicable federal and state income tax is equal to $1,000 per month. This benefit will be available until Employee's family relocates to the Vancouver area, and in any event for a maximum period of 12 months after Employee's employment begins.
7.    Employee Benefits. Upon satisfaction of eligibility criteria, the Employee shall be eligible to receive employee benefits, if any, generally provided to its employees by Employer, including, if provided, retirement, savings, medical, dental, and life insurance and Paid-Time Off. Such benefits may be amended or discontinued by Employer at any time. Employee shall also be entitled to four (4) weeks of Paid Time Off annually in accordance with the Company's policies. Company will reimburse employee for any premium for health care coverage pending Employee's eligibility for Company provided medical and dental benefits.
8.    Termination. The parties acknowledge that Employee's employment with the Company is “at will” and may be terminated by either party with or without cause. No one other than the Board of Directors has the power to change the at-will character of the employment relationship. As discussed below, however, the various possible ways in which Employee's employment with the Company may be terminated will determine the payments that may be due to Employee under this Agreement. As used in this Agreement, the following terms have the following meanings:
(a)    Cause. As used in this Agreement, Cause means (i) Employee's indictment or conviction in a court of law for any crime or offense that in Employer's reasonable judgment makes Employee unfit for continued employment, prevents Employee from performing Employee's duties or other obligations or adversely affects the reputation of Employer; (ii) dishonesty by Employee related to his employment; (iii) willful violation of a key Employer policy or this Agreement by Employee (including, but not limited to, acts of harassment or discrimination, use of unlawful drugs or drunkenness on Employer's premises during normal work hours); (iv) willful refusal to follow the lawful direct orders of the Board of Directors; (v) Employee's competition with Employer, diversion of any corporate opportunity or other similarly serious conflict of interest or self-dealing incurring to Employee's direct or indirect benefit and Employer's detriment; or (vi) intentional or grossly negligent conduct by Employee that is significantly injurious to Employer or its affiliates.
(b)    Good Reason. As used in this Agreement, “Good Reason” means the occurrence, without the consent of Employee, of any one or more of the following: (i) a material diminution in the duties, responsibilities, authority or title of Employee from those set forth in this Agreement; (ii) any material reduction in Employee's salary or bonus opportunity from that set forth in this Agreement; (iii) any material breach of the Company's obligations to Employee as set forth in this Agreement, or any other material agreement between the Company and Employee; or (iv) the assignment of this Agreement to any successor to the Company that does not agree in writing to assume the Company's obligations hereunder; provided, however, that no such event shall be deemed to be Good Reason for termination unless (i) Employee shall have notified the Company in writing (setting forth in reasonable detail the nature of the events constituting Good Reason) of such event within ninety (90) days of the first occurrence of such event, (ii) the Company shall have failed to remedy or cure such event within thirty (30) days of receiving such notice, and (iii) Employee resigns within ninety (90) days after the end of such thirty day cure period.
(c)    Disability. As used in this Agreement, “Disability” means the inability of Employee to perform the essential functions of his position, with or without a reasonable accommodation, as a result of mental or physical illness, accident, or congenital condition, which inability lasts for a period of not less than one hundred twenty (120) days (or, if longer, the elimination period then in effect under the Company's long-term disability policy), as determined on the basis of medical evidence provided by a licensed physician selected by the Company with Employee's consent.
(d)    At-Will. At-will termination shall mean a termination by the Company where it does not seek to establish Cause or Disability or by Employee without Good Reason. If either party exercises the right to terminate Employee's employment without Cause, Disability or Good Reason, the party exercising such right agrees to provide the other party with 21 days' prior written notice of the termination of Employee's employment (Notice of Termination). After receiving such Notice, the party receiving the notice retains the right to terminate the employment relationship at an earlier date than provided in the Notice of Termination, without affecting the amounts payable pursuant to Section 9 by reason of such termination.
9.    Severance Upon Termination.
(a)    Upon the termination of Employee's employment for any reason, Employee shall be entitled to (i) his salary accrued through the date of termination, (ii) the ability to utilize any accrued but unused vacation prior to the effective date of termination, (iii) reimbursement of expenses properly incurred prior to the date of termination, (iv) except in the case of termination for Cause or resignation without Good Reason, unpaid and earned, if any, quarterly bonus payments for quarters ended prior to the date of termination, and (v) any (benefits payable upon termination of employment under any employee benefit plan or policy maintained by the Company (except for any severance plan or policy) (the “Accrued Benefits”).
(b)    Upon termination of Employee's employment under this Agreement by the Company without Cause, or by Employee for Good Reason, then, in addition to the Accrued Benefits but in lieu of any further salary, bonus, or other payments for periods subsequent to the Date of Termination, the Company shall (i) pay to the Employee severance equal to twelve months of his annual base salary at the rate in effect at the rate in effect at the time of termination (but disregarding any decrease that constituted Good Reason), which shall be made according to the Company's normal payroll process spread out equally over the severance period, (ii) pay to Employee an amount equal to his target annual bonus (disregarding any decrease that constituted Good Reason) for the year of termination pro rated through the date of termination, and reduced by any quarterly payments previously received for the same year, payable at the time specified by the terms of any bonus plan then in effect, and (iii) continue, at its cost, the Company portion of the current medical and dental coverage elected by Employee and his eligible dependents, as of the date of termination for the duration of the severance period. Employee will be required to sign up and elect COBRA benefits in order to be eligible for continued coverage under this Agreement and to pay any employee portion of the coverage. Material violation of this Agreement or the Business Protection Agreement and/or failure to sign the Release and Waiver Agreement shall immediately relieve the Company from its payment obligation under this paragraph and entitle it to recover any amounts paid under this paragraph. This Section 9 shall be read in conjunction with Section 8, and entitles the Employee to a maximum of twelve months salary, bonus amounts if any, and benefits under this Agreement in addition to the Accrued Benefits.

(c)    If the Company terminates the Employee's employment during the term of this Agreement for Cause or if the Employee terminates his employment for any reason, then the Company shall have no further payment obligations to Employee other than the Accrued Benefits.
(d)    For avoidance of doubt, in the event of Employee's death during the severance period, any remaining severance payments would be paid to his estate.
(e)    Each separate payment of severance pay, including the amount payable on each payroll date, shall be considered a separate “payment” for purposes of §409A of the Internal Revenue Code and the regulations thereunder. In the event that the termination of Employee's employment does not constitute a “separation from service” for purposes of §409A, Employee's right to all amounts payable upon such termination of employment shall vest upon termination, but payment of all amounts that constitute deferred compensation subject to §409A (taking into account all applicable exceptions) shall be deferred and paid in a lump sum without interest upon the date on which Employee incurs a separation from service as so defined (or the first day of the seventh month following such date if the following sentence applies), or if earlier the date of his death. In the event that at the time he incurs a separation from service as so defined Employee is a “specified employee” of the Company as defined in §409A, then any amounts that constitute deferred compensation subject to §409A (taking into account all applicable exceptions), and that would otherwise be payable by reason of such separation from service within the six months following the separation from service, shall be deferred and paid in a lump sum, without interest, on the first day of the seventh month following the separation from service, or if earlier on the date of Employee's death.
10.    Return of Documents. Employee understands and agrees that all equipment, records, files, manuals, forms, materials, supplies, computer programs, and other materials furnished to the Employee by Employer or used on Employer's behalf, or generated or obtained during the course of his/her employment shall remain the property of Employer. Upon termination of this Agreement or at any other time upon the Company's request, Employee agrees to return all documents and property belonging to the Company in his possession including, but not limited to, customer lists, contracts, agreements, licenses, business plans, equipment, software, software programs, products, work-in-progress, source code, object code, computer disks, Confidential Information, books, notes and all copies thereof, whether in written, electronic or other form. In addition, Employee shall certify to the Company in writing as of the effective date of termination that none of the assets or business records belonging to the Company is in his/her possession, remain under his control, or have been transferred to any third person.
11.    Confidential Information/Non-Competition. By virtue of his employment, Employee will have access to confidential, proprietary and trade secret information, the ownership and protection of which is very important to the Company. Employee hereby agrees to enter into a Business Protection Agreement with the Company in the form set forth in Exhibit A concurrent with his entry into this Agreement.
12.    Release of Claims. As a precondition to receipt of the severance provided in Section 9 of this Agreement, Employee acknowledges and understands that he must sign a Waiver and Release of Claims Agreement. Such Agreement shall be substantially similar to the Agreement attached as Exhibit B. Employee understands that he will not be entitled to receive any payments under this Agreement until he executes and delivers the Waiver and Release of Claims Agreement, and the revocation period set forth in the Waiver and Release of Claims Agreement has run. The Waiver and Release Agreement shall be furnished to Employee not later than five (5) business days after his date of termination, and must be executed and returned to the Company within the time period stated therein but in no event more than sixty (60) days after his date of termination. Provided that Employee executes and returns the Waiver and Release Agreement within such period and does not thereafter revoke it, payment of severance shall commence upon the expiration of the revocation period, and any amounts that would otherwise have been paid prior to the expiration of the revocation period shall be paid in a lump sum, without interest, as soon as practical following the expiration of the revocation period but in no event later than March 15 of the year that follows the year of termination.
13.    Assignment. This Agreement is personal, and is being entered into based upon the singular skill, qualifications and experience of Employee. Employee shall not assign this Agreement or any rights hereunder without the express written consent of Employer which may be withheld with or without reason. This Agreement will bind and benefit any successor of the Employer, whether by merger, sale of assets, reorganization or other form of business acquisition, disposition or business reorganization; provided that any such successor assumes and agrees in writing to be bound by all provisions of this Agreement.
14.    Notices. Any Notice of Termination or notice of good reason shall be in writing and shall be deemed to have been given or submitted (i) upon actual receipt if delivered in person or by facsimile transmission with confirmation of transmission, (ii) upon the earlier of actual receipt or the expiration of two (2) business days after sending by express courier (such as U.P.S. or Federal Express), and (iii) upon the earlier of actual receipt or the expiration of seven (7) business days after mailing if sent by registered or certified mail, postage prepaid, to the parties at the following addresses:

To the Company:	Nautilus, Inc. 16400 SE Nautilus Drive Vancouver, WA 98683 Attention: Senior Vice President Law
With a Copy to:	Garvey, Schubert & Barer 1191 Second Avenue, 18th Floor Seattle, WA 98101-2939 Attention: Bruce Robertson
To Employee:	Employee: Bruce M. Cazenave At the last address and fax number Shown on the records of the Company
Employee shall be responsible for providing the Company with a current address. Either party may change its address (and facsimile number) for purposes of notices under this Agreement by providing notice to the other party in the manner set forth above within ten business days.
15.    Effect of Waiver. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach hereof. No waiver shall be valid unless in writing.
16.    Entire Agreement. This Agreement, along with the Business Protection Agreement, sets forth the entire agreement of the parties hereto and supersedes any and all prior agreements and understandings concerning Employee's employment by the Company. This Agreement may be changed only by a written document signed by Employee and the Company. The provisions of this Agreement shall survive the termination of Employee's employment by the Company to the extent necessary to enable the parties to enforce their respective rights under this Agreement, whether arising during the term of employment or thereafter.
17.    Employment Guidelines. Employee understands that while not constituting a contract, the Employer sets certain policies and standards that it expects employees to comply with as part of general expectations of employee behavior. Employee agrees to abide by any general employment guidelines or policies adopted by the Company such as those detailed in an employee handbook, as such guidelines may be implemented and amended from time to time; provided that in the event of any conflict between any such guideline or policy and the provisions of this Agreement, the provisions of this Agreement shall control, and provided further that nothing contained in any such guideline or policy shall be deemed to alter the definition of “Cause” as set forth herein.
18.    Governing Law/Jurisdiction/Venue. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive and procedural laws of the State of Washington without regard to rules governing conflicts of law. For all disputes under this Agreement, the parties agree that any suit or action between them shall be instituted and commenced exclusively in the state courts in Clark County or King County Washington (U.S.A) or the United States District Court for the Western District of Washington, sitting in Seattle, Washington. Both parties waive the right to change such venue and hereby consent to the jurisdiction of such courts for all potential claims under this Agreement. The court shall have the authority to award costs, including attorney's fees, to the prevailing party as part of its judgment in any such proceeding.
19.    Acknowledgment. The Employee acknowledges that he has read and understands this Agreement, that he has had the opportunity to consult with an attorney regarding the terms and conditions hereof, and that he accepts and signs this Agreement as his own free act and in full and complete understanding of its present and future legal effect.
20.    Certain Other Events. In the event of a material alteration in the capital structure of the Company on account of a recapitalization, stock split, reverse stock split, stock dividend or otherwise the Options and Restricted Stock Units referenced in this Agreement shall be subject to adjustment by the Plan Administrator in accordance with the Plan. Any Option or Restricted Stock Unit shall become immediately exercisable, without regard to any contingent vesting provision set forth herein, upon the occurrence of any of the following events: (1) the sale, liquidation or other disposition of all or substantially all of the Company's assets; (ii) a merger or consolidation of the Company with one or more corporations as a result of which, immediately following such merger or consolidation, the shareholders of the Company as a group hold less than a majority of the outstanding capital stock of the surviving corporation; (iii) any person or entity, including any “person” as such term is used in Section 13(d) (3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), becomes the “beneficial owner” as defined in the Exchange Act, of shares of the Company's Common Stock representing fifty percent (50) or more of the combined voting power of the voting securities of the Company; or (iv) the election of a majority Directors to the Board of Directors who are nominated by any person or entity other than the Board of Directors in existence.
21.    Nondisparagement. Employee shall not, directly or indirectly, make, or allow his name to be used in, any communication (oral, written, electronic, through any form of media (including, without limitation, social media, or otherwise) which, directly or indirectly, expressly or impliedly, attacks, degrades, criticizes, discredits or in any way impugns the personal or professional integrity, reputation or business practices of the Company, any of its affiliates, equity holders or their respective officers, managers, employees, agents or attorneys. The Company shall not, and shall not permit any of its directors, executives, or senior employees to, directly or indirectly, make, or allow its or their name to be used in, any communication (oral, written, electronic, through any form of media (including, without limitation, social media, or otherwise) which, directly or indirectly, expressly or impliedly, attacks, degrades, criticizes, discredits or in any way impugns the personal or professional integrity, reputation or business practices of Employee. Nothing in this paragraph shall prevent any party from giving truthful testimony or information to law enforcement entities, administrative agencies or courts or in any other legal proceedings as required by law. The provisions of this Section shall apply during the term of this Agreement and at all times thereafter.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.
Employer:    NAUTILUS, INC.

/s/ Richard A. Horn            6/28/11
By Richard A. Horn            Date
Its Director

/s/ Bruce M. Cazenave        5/26/2011
Employee                Date